Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Energy Income Fund and Ketch Resources Trust Announce Plan of
    Arrangement Approval and Hedging Program Update

    CALGARY, June 22 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") (TSX:AVN.UN) (NYSE:AAV) and Ketch Resources Trust ("Ketch")
(TSX:KER.UN) are pleased to announce results of Unitholder meetings held today regarding the merger of Advantage and Ketch. The Plan of Arrangement ("the
Arrangement") was approved by 96.58% of the votes cast at the Advantage
Unitholder meeting and 88.43% of the votes cast at the Ketch Unitholder meeting. Court approval was also received today and the Arrangement is expected to close on June 23, 2006. The combined entity will continue under the name Advantage Energy Income Fund.

    Hedging Update

    Subsequent to the successful closing of the merger with Ketch, the combined entity will have the following hedges in place which will help provide greater commodity price stability on a portion of the Fund's production volumes.

    <<
    Description
     of Hedge           Term             Volume                Average Price
    -------------------------------------------------------------------------

    Natural Gas - AECO

      Fixed price    November 2006     3,791 mcf/d             $10.02 Cdn/mcf
                      to March 2007

      Participating  April to          9,478 mcf/d   Floor      $7.53 Cdn/mcf
       collar (50%)   October 2006

      Collar         November 2006     4,739 mcf/d   Floor      $8.07 Cdn/mcf
                      to March 2007                  Ceiling   $11.61 Cdn/mcf

      Collar         November 2006     9,478 mcf/d   Floor      $8.18 Cdn/mcf
                      to March 2007                  Ceiling   $11.24 Cdn/mcf

      Collar         November 2006     4,739 mcf/d   Floor      $8.18 Cdn/mcf
                      to March 2007                  Ceiling   $11.66 Cdn/mcf

      Collar         November 2006     4,739 mcf/d   Floor      $8.44 Cdn/mcf
                      to March 2007                  Ceiling   $12.40 Cdn/mcf

      Collar         November 2006     4,739 mcf/d   Floor      $8.44 Cdn/mcf
                      to March 2007                  Ceiling   $12.29 Cdn/mcf

    Crude Oil - WTI

      Collar         January to         500 bbls/d   Floor     $55.00 US/bbl
                      December 2006                  Ceiling   $76.50 US/bbl

      Collar         October 2006     1,250 bbls/d   Floor     $65.00 US/bbl
                      to March 2007                  Ceiling   $87.40 US/bbl

    Advisory

    BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.
    >>

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta,
T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:52e 22-JUN-06